18

Follow-Up Materials

06014242

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME OJSC Concern Kalina

*CURRENT ADDRESS

PROCESSED
JUN 12 2006
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34847 FISCAL YEAR 12-31-05

• *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dey

DAT : 6/8/06

82-34847

RECEIVED
2006 JUN -8 P 3:40
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Open Joint Stock Company Concern "Kalina" and subsidiaries

SUPPL

AR/S
12-31-05

Independent Auditors' Report

Consolidated Financial Statements
Year Ended December 31, 2005

OPEN JOINT STOCK COMPANY CONCERN "KALINA" AND SUBSIDIARIES

TABLE OF CONTENTS

OPEN JOINT STOCK COMPANY CONCERN "KALINA" AND SUBSIDIARIES

STATEMENT OF MANAGEMENT'S RESPONSIBILITIES FOR THE PREPARATION AND APPROVAL OF THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005

The following statement, which should be read in conjunction with the independent auditors' responsibilities stated in the independent auditor's audit report set out on page 3, is made with a view to distinguishing the respective responsibilities of management and those of the independent auditors in relation to the consolidated financial statements Open Joint Stock Company Concern "Kalina" and subsidiaries (the "Group").

Management is responsible for the preparation of the consolidated financial statements that present fairly the financial position of the Group at December 31, 2005 and the results of its operations, cash flows and changes in equity for the year then ended, in accordance with International Financial Reporting Standards ("IFRS").

In preparing the consolidated financial statements, management is responsible for:

- selecting suitable accounting principles and applying them consistently;
- making judgements and estimates that are reasonable and prudent;
- stating whether IFRS have been followed, subject to any material departures disclosed and explained in the consolidated financial statements; and
- preparing the consolidated financial statements on a going concern basis, unless it is inappropriate to presume that the Group will continue in business for the foreseeable future.

Management is also responsible for:

- designing, implementing and maintaining an effective and sound system of internal controls, throughout the Group;
- maintaining proper accounting records that disclose, with reasonable accuracy at any time, the financial position of the Group, and which enable them to ensure that the consolidated financial statements of the Group comply with IFRS;
- maintaining statutory accounting records in compliance with legislation and accounting standards of the Russian Federation;
- taking such steps as are reasonably available to them to safeguard the assets of the Group; and
- detecting and preventing fraud and other irregularities.

The consolidated financial statements for the year ended December 31, 2005 were approved on March 31, 2006 by:

Timur Goryaev
Chief Executive Officer

Alexander Petrov
Chief Financial Officer

Deloitte.

ZAO Deloitte & Touche CIS
Business Center "Mokhovaya"
4/7 Vozdvizhenka St., Bldg. 2
Moscow, 125009
Russia

Tel: +7 (495) 787 0600
Fax: +7 (495) 787 0601
www.deloitte.ru

INDEPENDENT AUDITORS' REPORT

To the Shareholders of OJSC Concern "Kalina":

We have audited the accompanying consolidated balance sheet of OJSC Concern "Kalina" and subsidiaries (the "Group") as of December 31, 2005 and the related consolidated statements of operations, changes in shareholders' equity and cash flows for the year then ended (the "financial statements"). These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2005 and the results of its operations and cash flows for the year then ended, in accordance with International Financial Reporting Standards.

Deloitte & Touche

March 31, 2006

OPEN JOINT STOCK COMPANY CONCERN "KALINA" AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET
AT DECEMBER 31, 2005
(in Roubles and in thousands)

	Notes	2005 '000 RUB	2004 '000 RUB
ASSETS			
NON-CURRENT ASSETS:			
Goodwill	10	71,062	-
Other intangible assets	11	363,646	12,561
Property, plant and equipment, net	12	2,692,380	852,380
Long-term investments	13	69,158	79,420
Deferred tax asset	7	121,830	47,370
CURRENT ASSETS:			
Inventories, net	14	2,410,314	1,148,120
Trade accounts receivable, net	15	1,125,336	366,847
Taxes recoverable	16	515,997	315,628
Advances paid to suppliers and prepaid expenses, net	17	323,964	446,197
Other receivables	15	84,568	32,966
Short-term investments		2,860	2,923
Cash and cash equivalents	18	193,365	1,120,316
ASSETS CLASSIFIED AS HELD FOR SALE	8	143,991	166,533
TOTAL ASSETS		**8,118,471**	**4,591,261**
SHAREHOLDERS' EQUITY AND LIABILITIES			
SHAREHOLDERS' EQUITY:			
Share capital	23	851,843	851,843
Additional Paid In Capital	23	661,378	661,378
Translation reserve		(49,588)	-
Retained earnings		2,090,633	1,584,261
Equity attributable to equity holders of the parent		3,554,266	3,097,482
Minority interest		345,573	-
Total equity		3,899,839	3,097,482
NON-CURRENT LIABILITIES:			
Long-term loans	19	472,853	217,530
Retirement benefits obligations	20	173,694	-
Long-term obligations under finance lease	19	35,894	1,009
Deferred tax liability	7	306,667	55,719
CURRENT LIABILITIES:			
Trade accounts payable (third parties)		1,001,415	558,013
Other payables and accrued expenses	21	520,112	78,330
Taxes payable	16	103,480	126,548
Short-term obligations under finance lease	22	34,269	7,306
Short-term bank loans	22	1,246,079	133,081
LIABILITIES CLASSIFIED AS HELD FOR SALE	8	324,169	316,243
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		**8,118,471**	**4,591,261**

The notes on pages 7 to 29 form an integral part of these consolidated financial statements.

CONSOLIDATED INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2005
(in Roubles and in thousands)

	Notes	2005 '000 RUB	2004 '000 RUB
REVENUE	4	8,150,535	5,237,636
COST OF SALES		(4,336,697)	(2,583,641)
GROSS PROFIT		3,813,838	2,653,995
Selling, general and administrative expenses	5	(2,908,280)	(1,871,900)
OPERATING PROFIT		905,558	782,095
Finance costs, net	6	(67,717)	6,308
Other expense		(1,895)	(4,739)
Foreign exchange (loss) gain		(42,605)	21,602
PROFIT BEFORE INCOME TAX AND MINORITY INTEREST		793,341	805,266
INCOME TAX	7	(85,704)	(230,667)
PROFIT FROM CONTINUING OPERATIONS		707,637	574,599
Loss for the period from discontinued operations	8	(39,616)	(44,399)
PROFIT FOR THE YEAR		668,021	530,200
Attributable to:			
Equity holders of the parent		650,610	530,200
Minority interest		17,411	-
		668,021	530,200

Earnings per share	**Notes**	**2005 RUB**	**2004 RUB**
From continuing operations			
Basic and diluted	9	73	63
From continuing and discontinued operations			
Basic and diluted	9	68	58

The notes on pages 7 to 29 form an integral part of these consolidated financial statements.

OPEN JOINT STOCK COMPANY CONCERN "KALINA" AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE YEAR ENDED DECEMBER 31, 2005
(in Roubles and in thousands)

	Share Capital '000 RUB	Additional Paid In Capital '000 RUB	Translation Reserve '000 RUB	Retained Earnings '000 RUB	Total Stockholders' Equity '000 RUB
Balance December 31, 2003	**754,724**	**-**	**-**	**1,136,639**	**1,891,363**
Net income	-	-	-	530,200	530,200
New stock issue	97,119	661,378	-	-	758,497
Dividends declared	-	-	-	(82,578)	(82,578)
Balance December 31, 2004	**851,843**	**661,378**	**-**	**1,584,261**	**3,097,482**
Exchange difference arising from translation of foreign operations	-	-	(49,588)	-	(49,588)
Net income	-	-	-	650,610	650,610
Dividends declared	-	-	-	(144,238)	(144,238)
Balance December 31, 2005	**851,843**	**661,378**	**(49,588)**	**2,090,633**	**3,554,266**

The notes on pages 7 to 29 form an integral part of these consolidated financial statements.

Timur Goryaev
Chief Executive Officer

Alexander Petrov
Chief Financial Officer

OPEN JOINT STOCK COMPANY CONCERN "KALINA" AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 2005
(in Roubles and in thousands)

	2005 '000 RUB	2004 '000 RUB
OPERATING ACTIVITIES:		
Profit before income tax	793,341	805,266
Adjustments for:		
Depreciation of property, plant and equipment and amortization of intangible assets	183,821	60,198
Loss on disposal of property, plant and equipment	42,980	6,455
Gain on disposal of long-term investment	(4,626)	-
Finance costs, net	67,717	(1,153)
Operating cash flow before movements in working capital	1,083,233	870,766
Increase in inventories	(890,508)	(93,204)
Increase in trade accounts receivable	(810,089)	(58,467)
(Increase) decrease in taxes receivable	(2,435)	26,250
Decrease in other receivables	122,233	50,489
Decrease in retirement benefits obligations	(8,139)	-
Increase in trade accounts payable	473,112	166,166
Increase (decrease) in tax liability	24,789	(110,390)
Net cash (used by) provided by operations:	(7,804)	851,610
Income tax paid	(189,529)	(186,606)
Interest paid	(89,278)	(2,813)
Net cash (used by) provided by operating activities	(286,611)	662,191
INVESTING ACTIVITIES:		
Purchase of property, plant, equipment	(884,343)	(104,368)
Proceeds from disposal of property, plant and equipment	1,141	1,959
Acquisition of Dr. Scheller -- net of cash acquired (Note 10)	(473,309)	-
Purchase of investment in Kit-Capital	-	(106,270)
Proceeds from part disposal of investment in Kit-Capital	14,888	-
Purchase of short-term investments	(9,259)	-
Proceeds from disposal of short-term investments	12,182	-
Net cash used in investing activities	(1,338,700)	(208,679)
FINANCING ACTIVITIES:		
Proceeds from issuance of common stock	-	758,497
Dividends paid	(144,237)	(82,578)
Proceeds from short-term borrowings	2,657,697	724,572
Repayment of short-term borrowings	(1,852,697)	(1,248,625)
Proceeds from long-term borrowings	262,228	331,315
Repayment of long-term borrowings	(119,280)	(19,216)
Repayment of capital lease obligations	(56,095)	(10,804)
Net cash from financing activities	747,616	453,161
Effect of foreign exchange rate changes	(49,256)	(13,657)
NET (DECREASE) / INCREASE IN CASH AND CASH EQUIVALENTS	(926,951)	893,016
CASH AND CASH EQUIVALENTS, beginning of period	1,120,316	227,300
CASH AND CASH EQUIVALENTS, end of period	193,365	1,120,316

The notes on pages 7 to 29 form an integral part of these consolidated financial statements.

1. DESCRIPTION OF BUSINESS

OJSC Concern "Kalina" (hereinafter the "Company"), a Russian Open Joint Stock Company, was incorporated on December 12, 1992 as OJSC "Uralskiye Samotsveti" under the laws of the Russian Federation and renamed OAO Concern "Kalina" on November 30, 1999. The consolidated financial statements presented herein include the financial statements of the Company and its subsidiaries (hereinafter referred to jointly as "Operating Subsidiaries" or separately as "Operating Subsidiary" and, together with the Company, the "Group").

Operating subsidiary	Share of ownership	Place of incorporation	Principal activity
LLC Pallada Vostok	100%	Uzbekistan	Manufacturing
JSC Lola Atir Upa	56%	Uzbekistan	Manufacturing
LLC Pallada Ukraina	100%	Ukraine	Trading
LLC Zavod Novoplast	100%	Russia	Manufacturing
Kalina Overseas Holding B.V.	100%	Netherlands	Trading
Kosmetik und Rasierwaren Solingen GmbH	61.37%	Germany	Trading
Dr. Scheller Cosmetics AG	61.37%	Germany	Trading
Dr. Scheller DuroDont GmbH	61.37%	Germany	Trading
Lady Manhattan Cosmetics GmbH	61.37%	Germany	Trading
Apotheker Scheller Naturmittel GmbH	61.37%	Germany	Trading
Premium Cosmetics GmbH	61.37%	Germany	Trading
Lady Manhattan Cosmetics GmbH	61.37%	Austria	Trading
Dr. Scheller Cosmetics Polska Sp. zo.o.	61.37%	Poland	Trading
Lady Manhattan Ltd.	61.37%	UK	Trading

The Company and its Operating Subsidiaries (collectively referred to as the "Group") manufacture and sell a wide range of perfume, cosmetics and household products, primarily for the countries forming part of the Commonwealth of Independent States ("CIS"), and Western Europe.

As discussed further in Note 10, during April 2005, the Group completed the acquisition of a controlling interest in Dr. Scheller Cosmetics AG (Scheller), a German perfume manufacturer and distributor.

In June and December 2003 the Group management made a decision to dispose of its 65% share in JSC Alye Parusa (Ukraine) and its wholly owned subsidiary LLC Pallada Vostok (Uzbekistan) respectively, therefore their assets, liabilities as well as cash flows and financial results for the reporting period ended December 31, 2005 are presented as assets, liabilities, cash flows and financial results associated with discontinued operations (Note 8).

2. PRESENTATION OF FINANCIAL STATEMENTS

Basis of presentation – These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") for the first time. The Group's transition date for the purpose of its application of IFRS 1 – "First Time Adoption of International Reporting Standards" – is January 1, 2004. The term IFRS includes standards and interpretations approved by the International Accounting Standards Board ("IASB"), including International Accounting Standards and Interpretations issued by the International Financial Reporting Interpretations Committee ("IFRIC") of the IASB. Note 26 sets out significant balance sheet adjustments made by the Group in the process of transition to IFRS.

The consolidated financial statements of the Group are prepared on the historical cost basis, except for:

- Valuation of the certain items of property, plant and equipment, originating before 1998, to arrive at deemed cost as allowed by IFRS 1;
- Revaluation of certain financial instruments.

Use of estimates and assumptions – The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Due to the inherent uncertainty in making those estimates, actual results reported in future periods could differ from such estimates.

Functional and presentation currency – The functional currency of the Company is the Russian rouble (RUB). The RUB is also the presentational currency of the Group.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation – The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries) made up to 31 December each year. Control is achieved where the Company has the power to govern the financial and operating policies of an investee entity so as to obtain benefits from its activities.

On acquisition, the assets and liabilities and contingent liabilities of a subsidiary are measured at their fair values at the date of acquisition. Any excess of the cost of acquisition over the fair values of the identifiable net assets acquired is recognised as goodwill. Any deficiency of the cost of acquisition below the fair values of the identifiable net assets acquired (i.e. discount on acquisition) is credited to profit and loss in the period of acquisition. The interest of minority shareholders is stated at the minority's proportion of the fair values of the assets and liabilities recognised. Subsequently, any losses applicable to the minority interest in excess of the minority interest are allocated against the interests of the parent.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies used into line with those used by the Group.

All intra-group transactions, balances, income and expenses are eliminated on consolidation.

Segment reporting – The Group's business operations relate primarily to the production and marketing of cosmetics, toothpaste, and household chemical goods. The operations of the Group are located in Russia and Germany.

Revenue recognition – Sales are recognized when goods are delivered and the title has transferred.

Revenue is measured at fair value at the consideration received and represent amounts receivable for goods provided in the normal course of business, net of discounts and value added tax.

Property, plant and equipment – Property, plant and equipment is carried at cost less accumulated depreciation. Depreciation is charged using the straight-line method over the asset's estimated useful lives. When assets are retired or otherwise disposed of, the cost and the accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in the statement of operations. The cost of maintenance and repairs is charged to the statement of operations as incurred.

The overall useful economic lives of the assets for depreciation purposes are as follows:

Description	**Useful Life (years)**
Buildings	50
Machinery and equipment	10-15
Office equipment and other assets	5

Goodwill – Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary, associate or jointly controlled entity at the date of acquisition.

Goodwill is recognised as an asset and reviewed for impairment at least annually. Any impairment is recognised immediately in profit or loss and is not subsequently reversed.

On disposal of a subsidiary, associate or jointly controlled entity, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

Intangible non-current assets – Intangible assets are carried out at cost, being its fair value at the date of the acquisition as a part of business combination less any subsequent accumulated amortization and any subsequent accumulated impairment losses.

Intangible assets are primarily comprised of trademarks, which have arisen following the acquisition of Dr. Scheller Cosmetics AG and were included at fair value on acquisition of Dr. Scheller Cosmetics AG, as at March 31, 2005.

Impairment of tangible and intangible assets, excluding goodwill – At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is impossible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. Impairment losses are recognized as an expense immediately.

Investments – In accordance with IAS 39, the Group's investments are classified into the following categories: held-to-maturity, trading, available-for-sale and loans and receivables originated by enterprise. Investments with fixed or determinable payments and fixed maturity that the Group has the positive intent and ability to hold to maturity, other than loans and receivables originated by the Group are classified as held-to-maturity investments. Investments acquired principally for the purpose of generating a profit from short-term fluctuations in price are classified as trading. Loans originated by the Group are financial assets that are created by the Group by providing money directly to a borrower. All other investments are classified as available-for-sale.

Held-to-maturity investments, loans and receivables originated by the Group are included in non-current assets unless they mature within 12 months of the balance sheet date. Investments held for trading are included in current assets. Available-for-sale investments are classified as current assets if management intends to realize them within 12 months of the balance sheet date.
All purchases and sales of investments are recognized on the settlement date.

Investments are initially measured at cost, which is the fair value of the consideration given for them, including transaction costs. Estimation of fair values of financial instruments is made in accordance with the requirements of IAS 32 "Financial Instruments: disclosure and presentation" and IAS 39 "Financial instruments: Recognition and Measurement". As no readily available market exists for a large part of the Group's financial instruments, judgment is necessary in arriving at fair value, based on current economic conditions and specific risks attributable to the instrument. The estimates presented in the consolidated financial statements are not necessarily indicative of the amounts the Group could realize in a market exchange from the sale of after initial recognition its full holdings of a particular instrument. Investments in non-marketable equity instruments for which fair value could not be estimated reliably are measured at cost less any provision for impairment.

Available-for-sale and trading investments are subsequently carried at fair value by reference to their quoted market price at the balance sheet date. For unquoted securities fair value is determined by reference to market prices of securities with similar credit risk and/or maturity and in other cases by reference to the share in estimated equity capital of an investee.

Held-to-maturity investments are carried at amortized cost calculated using the effective interest rate method, less any provision for impairment or permanent diminution in value.

Loans granted by the Group at interest rates that are below the market are discounted to fair value using the effective interest method.

Non-current assets classified as held for sale – Non-current assets (and disposal groups) classified as held for sale are measured at the lower of carrying amount and fair value less costs to sell.

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition. Management must be committed to the sale which should be expected to qualify for recognition as a completed sale within one year from the date of classification. This time period may be extended if there are delays in completion of the sale beyond management's control.

Inventories – Inventories are stated at the lower of cost (which includes direct overhead allocation), determined by the first-in first-out method for raw materials and weighted average for finished goods and net realisable value.

Accounts receivable – Accounts receivable are stated at original cost after deducting provisions for doubtful accounts. Such provision reflects either specific cases or estimates based on evidence of recoverability.

Cash – Cash include petty cash and cash held on current bank accounts.

Borrowing costs – Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale. All other borrowing costs are recognized as an expense in the period in which they are incurred.

Retirement benefit costs – Payments to defined contribution retirement benefit schemes are charged as an expense as they fall due. Payments made to state-managed retirement benefit schemes are dealt with as payments to defined contribution schemes where the Group's obligations under the schemes are equivalent to those arising in a defined contribution retirement benefit scheme.

For defined benefit retirement benefit schemes, the cost of providing benefits is determined using the Projected Unit Credit Method, with actuarial valuations being carried out at each balance sheet date. Actuarial gains and losses are only deferred to the extent that the deferred balance is less than the "corridor" (10% of the opening present value of the retirement benefit obligations).

Past service cost is recognised immediately to the extent that the benefits are already vested, and otherwise is amortised on a straight-line basis over the average period until the benefits become vested.

The retirement benefit obligation recognised in the balance sheet represents the present value of the defined benefit obligation as adjusted for unrecognised past service cost, and as reduced by the fair value of scheme assets. Any asset resulting from this calculation is limited to past service cost, plus the present value of available refunds and reductions in future contributions to the plan.

Leases – Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risk and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets held under finance leases are recognized as assets of the Group at their fair value at the date of acquisition. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. Finance costs which represent the difference between the total leasing commitments and the fair value of the assets acquired, are charged to the income statement over the term of the relevant lease so as to produce a constant periodic rate of charge on the remaining balance of the obligations for each accounting period.

Leased assets are depreciated over their estimated useful economic lives or over the term of the lease, if shorter. If there is reasonable certainty that the lessee will obtain ownership by the end of the lease term, the period of expected use is the useful life of the asset. Rents paid under operating leases are charged to the income statement as incurred.

Value added tax on purchases and sales – Value added taxes (VAT) related to sales is payable to the tax authorities upon collection of receivables from customers. Input VAT is reclaimable against sales VAT upon payment for purchases. The tax authorities permit the settlement of VAT on a net basis. VAT related to sales and purchases which have not been settled at the balance sheet date (VAT deferred) is recognized in the balance sheet on a gross basis. Where provision has been made against debtors deemed to be uncollectible, a bad debt expense is recorded for the gross amount of the debtor, including VAT.

Income taxes – Income taxes payable have been computed in accordance with the laws of the Russian Federation, Ukraine, Uzbekistan and Germany (taxes payable in the United Kingdom and Austria are not material to the group). The Group accounts for deferred taxes on income using the asset and liability method wherein material deferred tax assets and liabilities are recognized based on the future consequences of temporary differences between the financial reporting carrying amounts and tax bases of assets and liabilities using the current enacted income tax rates.

Deferred tax adjustments resulting from the elimination of unrealised profit on intercompany transactions are calculated by reference to the statutory tax rates in place in the country of the selling entity.

4. REVENUE

Revenue consisted of the following for the years ended December 31, 2005 and 2004:

	2005 '000 RUB	2004 '000 RUB
Cosmetics	5,966,522	3,669,744
Tooth-paste	1,075,647	775,426
Household chemical goods	1,029,922	722,495
Other	78,444	69,971
Total	**8,150,535**	**5,237,636**

5. SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Total selling, general and administrative expenses consisted of the following for the years ended December 31, 2005 and 2004:

	2005 '000 RUB	2004 '000 RUB
Advertising expenses	1,154,923	537,457
Salaries and related taxes	818,161	428,011
Transportation expenses	215,607	177,084
Raw materials obsolescence expenses	167,951	156,690
Depreciation charge	161,181	16,719
Loss on disposal of fixed assets	42,980	6,455
Consulting expenses	41,021	94,430
Taxes, other than income tax	39,291	46,439
Other	267,165	408,615
Total	**2,908,280**	**1,871,900**

6. FINANCE COSTS

Finance costs consisted of the following for the years ended December 31, 2005 and 2004:

	2005 '000 RUB	2004 '000 RUB
Interest expense	89,278	3,368
Interest income	(16,936)	(4,516)
Other	(4,625)	(5,160)
Total	**67,717**	**(6,308)**

7. INCOME TAXES

Total income tax expense consisted of the following for the years ended December 31, 2005 and 2004:

	2005 '000 RUB	2004 '000 RUB
Current tax expense	157,823	202,036
Deferred tax (benefit) / expense	(72,119)	28,631
Total	**85,704**	**230,667**

The Group provides for current taxes based on statutory financial statements maintained and prepared in local currencies and in accordance with local statutory regulations which differ significantly from IFRS. The Group was subject to a tax rate of 24% in Russia, 25% in Ukraine, 26% in Uzbekistan and 38% in Germany in 2005 and 2004 (taxes payable in the United Kingdom and Austria are not material to the Group).

The provision for income taxes is different from that which would be obtained by applying the statutory income tax rates to income before income taxes. Below is a reconciliation of theoretical income tax to the actual amount of tax expense recorded in the Group's statement of income:

	2005 '000 RUB	2004 '000 RUB
Income tax expense at the Company's statutory rates	190,402	193,264
Adjustments due to:		
Application of different statutory rates for foreign entities	(4,017)	(2,880)
Other permanent differences	(100,681)	40,283
Income tax expense	**85,704**	**230,667**

The tax effects of temporary differences that give rise to deferred tax assets and liabilities at December 31, 2005 and 2004 are as follows:

	2005 '000 RUB	2004 '000 RUB
Non-current deferred tax assets:		
Accrued expenses	88,008	55,497
Valuation of investments	33,822	-
Valuation of closing stock of work in progress and finished goods	-	(8,127)
	121,830	**47,370**
Non-current deferred tax liabilities:		
Provisions and allowances	-	55
Valuation of non-current assets	180,644	-
Depreciation of PPE	126,023	55,664
	306,667	**55,719**

The movement for the year in the Group's deferred tax position is as follows:

	2005 '000 RUB
Net liability at December 31, 2004	8,349
Released to income for the year	(72,119)
Acquisition of Dr. Scheller	239,763
Exchange differences	8,844
Net liability at December 31, 2005	**184,837**

8. DISCONTINUED OPERATIONS

Pallada Vostok (Uzbekistan)

In December 2003 Group management made a decision to dispose of its wholly owned subsidiary LLC Pallada Vostok based in Uzbekistan. The subsidiary was engaged in the production of a wide range of cosmetic brands sold on the Uzbekistan market.

The contract on sale was signed, subject to the title transfers to the customer after 100% payment of the contract amount, as of December 31, 2005 the customer had paid out 50% of the contract amount. Negotiations on the payment terms are in process.

Major assets and liabilities of the subsidiary as of December 31, 2005 and 2004 were as follows:

	2005 '000 RUB	2004 '000 RUB
Assets associated with discontinued operations:		
Cash and cash equivalents	1,023	490
Accounts receivable, net	983	384
Advances to suppliers and prepaid expenses	5,220	5,999
Inventories	39,321	54,237
Taxes recoverable	-	2,791
Investments	-	703
Property, plant and equipment, net	97,444	101,929
Total assets classified as held for sale	**143,991**	**166,533**
Liabilities associated with discontinued operations:		
Accounts payable	303,770	274,061
Short-term debt	20,399	8,346
Taxes payable	-	11,024
Long-term debt	-	22,812
Total liabilities classified as held for sale	**324,169**	**316,243**

At December 31, 2005 LLC Pallada Vostok was indebted to the rest of the Group in the amount of RUB 149,453 thousand, represented by RUB 44,797 thousand in trade payables and RUB 104,656 thousand received as advances from the rest of the Group.

Revenues of LLC Pallada Vostok for the year 2005 were RUB 11.5 million (2004: RUB 86.1 million). Net losses of LLC Pallada Vostok for the year 2005 were RUB 27.5 million (2004: RUB 44.4 million).

9. EARNINGS PER SHARE

Earnings	2005 '000 RUB	2004 '000 RUB
Earnings for the purpose of basic earnings per share being net profit attributable to equity holders of the parent	668,021	530,200
Number of shares		
Weighted average number of ordinary shares for the purposes of basic earnings per share	9,752,311	9,174,226

10. ACQUISITION OF DR. SCHELLER

During April 2005, the Group completed the acquisition of 61.37% shares (as a percentage of the number of shares outstanding) of Dr. Scheller Cosmetics AG (Scheller) for a purchase price of RUB 609,427 thousand in cash. Dr. Scheller Cosmetics AG is a German perfume manufacturer and distributor.

Total number of shares of Dr. Scheller as at March 31, 2005 was 6,500,000; number of treasury shares as at March 31, 2005 was 315,319; number of shares outstanding as at March 31, 2005 was 6,184,681. Number of shares acquired by Group is 3,795,740.

The acquisition was accounted for under the purchase accounting method, and accordingly, Scheller's results of operations have been included in these consolidated financial statements from April 2005. At the date of issuing this report, the purchase price allocation had not been finalized. Preliminary purchase price allocation is as follows:

	Book value	Fair value adjustments	Fair value
	'000 RUB	'000 RUB	'000 RUB
Net assets acquired			
Current assets	756,028	-	756,028
Purchased plant and equipment	1,056,750	259,558	1,316,308
Intangible assets	24,067	318,535	342,602
Deferred tax liability	(24,134)	(215,629)	(239,763)
Current liabilities	(625,015)	-	(625,015)
Non-current liabilities	(672,962)	-	(672,962)
	514,734	**362,464**	**877,198**
Goodwill			71,062
Total consideration satisfied by cash			609,428
Net cash outflow arising on acquisition:			
Cash consideration			609,428
Cash and cash equivalents acquired			(136,119)
Total consideration net of cash acquired			**473,309**

11. OTHER INTANGIBLE ASSETS

Intangible assets consisted of the following at December 31, 2005 and 2004:

	Trademarks and other intangible assets	Licensed software	Total
	'000 RUB	'000 RUB	'000 RUB
Cost			
At December 31, 2004	3,119	13,036	16,155
Additions	9,308	2,147	11,454
Disposals	(120)	-	(120)
Acquired on acquisition of subsidiary	342,602	-	342,602
At December 31, 2005	354,909	15,183	370,091
Amortization			
At December 31, 2004	761	2,833	3,593
Charge for the year	832	2,031	2,863
Disposals	(11)	-	(11)
At December 31, 2005	1,582	4,864	6,445
Carrying amount			
At December 31, 2004	**2,358**	**10,203**	**12,561**
At December 31, 2005	**353,327**	**10,319**	**363,646**

The useful life for Dr. Scheller trademarks is currently assessed as indefinite, and the carrying amount of trademarks is subject to annual impairment review.

12. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consisted of the following at December 31, 2005 and 2004:

	CIP*	Land	Buildings	Machinery& Equipment	Fixtures &Fittings	Total
	'000 RUB	'000 RUB	'000 RUB	'000 RUB	'000 RUB	'000 RUB
Cost						
At December 31, 2004	55,709	17,288	647,303	804,103	89,461	1,613,864
Additions to CIP	881,646	-	-	-	-	881,646
Transfers from CIP	(847,211)	-	320,858	442,830	83,523	-
Acquisition of subsidary	-	-	839,565	1,156,725	4,786	2,001,076
Disposals	-	-	(4,184)	(258,838)	(6,404)	(269,426)
At December 31, 2005	90,144	17,288	1,803,542	2,144,820	171,366	4,227,160
Depreciation						
At December 31, 2004	-	-	180,158	531,896	49,430	761,484
Charge for the year	-	-	47,016	109,367	24,920	181,303
Acquisition of subsidary	-	-	87,502	757,585	-	845,087
Disposals	-	-	(38,270)	(209,698)	(5,126)	(253,094)
At December 31, 2005	-	-	276,406	1,189,150	69,224	1,534,780
Net book value						
At December 31, 2004	**55,709**	**17,288**	**467,145**	**272,207**	**40,031**	**852,380**
At December 31, 2005	**90,144**	**17,288**	**1,527,136**	**955,670**	**102,142**	**2,692,380**

*CIP = Construction in progress

At December 31, 2005, property, plant and equipment with approximate carrying value of RUB 120.2 million was pledged to secure credit line facilities provided by the European Bank For Reconstruction and Development ("EBRD").

Borrowing costs of RUB 27.5 million attributable to the purchase of machinery and equipment were capitalised in 2005.

13. LONG TERM INVESTMENTS

Investments consisted of the following at December 31, 2005 and 2004:

	2005 '000 RUB	2004 '000 RUB
Investments in LLC Kit-Capital (Russia) – 10.59% (2004: 12.17%)	69,158	79,420
Total	**69,158**	**79,420**

LLC KIT-Capital is a construction site development company. 1.57% of the shares were disposed of during the period January to March 2005.

14. INVENTORIES, NET

Inventories consisted of the following at December 31, 2005 and 2004:

	2005 '000 RUB	2004 '000 RUB
Raw materials	1,116,728	735,869
Work in progreess	75,553	21,068
Finished goods	1,361,069	524,504
Allowance for obsolescence	(143,036)	(133,321)
Total	**2,410,314**	**1,148,120**

15. TRADE ACCOUNTS RECEIVABLE, NET

Trade accounts receivable (net) consisted of the following at December 31, 2005 and 2004:

	2005 '000 RUB	2004 '000 RUB
Accounts receivable – trade	1,247,042	489,991
Bad debt allowance	(121,706)	(123,144)
Total	**1,125,336**	**366,847**

16. TAXES RECOVERABLE AND PAYABLE

Current taxes recoverable consisted of the following at December 31, 2005 and 2004:

	2005 '000 RUB	2004 '000 RUB
Value Added Tax ("VAT")	485,500	296,410
Allowance for non-recoverable VAT	(8,830)	-
Other taxes	39,327	19,218
Total	**515,997**	**315,628**

Taxes payable consisted of the following at December 31, 2005 and 2004:

	2005 '000 RUB	2004 '000 RUB
Income tax	-	1,768
Advertising tax	-	11,639
VAT	54,831	14,607
Provision for roads users tax	-	48,224
Other taxes	48,649	50,310
Total	**103,480**	**126,548**

17. ADVANCES TO SUPPLIERS AND PREPAID EXPENSES

Advances to suppliers, net, and prepaid expenses consisted of the following at December 31, 2005 and 2004:

	2005 '000 RUB	2004 '000 RUB
Advances to suppliers	389,642	481,208
Bad debt allowance	(72,266)	(37,975)
Prepaid expenses	6,588	2,964
Total	**323,964**	**446,197**

18. CASH

Cash consisted of the following at December 31, 2005 and 2004:

	2005 '000 RUB	2004 '000 RUB
Cash on hand – RUB	370	236
Cash in bank – RUB accounts	84,093	46,115
Cash in bank – USD accounts	23,092	5,969
Bank deposits – RUB accounts	-	-
Bank deposit – EUR accounts	-	1,032,228
Restricted cash – USD accounts	78,871	30,302
Other – EUR euro, UAH, UZS accounts	6,939	5,466
Total	**193,365**	**1,120,316**

The restricted cash is presented by the amounts reserved on Citibank accounts accordingly to loan agreement between the Company and European Bank for Reconstruction and Development for interest and principal debt repayments.

19. LONG-TERM LOANS

Long-term loans consisted of the following as of December 31, 2005 and 2004:

	2005 '000 RUB	2004 '000 RUB
EBRD loan (USD)	295,706	217,530
Baden-Wurttembergische bank loan (EUR)	177,147	-
Long-term portion of financial lease liability (RUB)	35,894	1,009
Total long-term debt	**508,747**	**218,539**

In 2003, the Group entered into a long-term credit line agreement with the European Bank for Reconstruction and Development (EBRD). The total amount of credit line facilities to be provided under the contract is 20 mln. US dollars with an annual interest rate of LIBOR plus 4.75%. The facilities are collateralized by pledge of equipment (Note 12) and deposit in Citibank (Note 18) as of December 31, 2005.

The increase in financial lease liability is attributable to the acquisition of Dr Scheller. Future minimum lease payments due under non-cancellable leases at December 31, 2005 were as follows:

	'000 RUB
Financial lease commitments as lessee:	
Due within 12 months	34,269
Due after more than 12 months	35,894
Present value of minimum lease payments	**70,163**

20. RETIREMENT BENEFITS OBLIGATIONS

Employees of the Group in Russia, Ukraine and Uzbekistan are generally beneficiaries of state-administered defined contribution pension programs. The Group remits a required percentage of the aggregate employees' salaries to the statutory pension Funds.

In addition, a number of employees (291 as of December 31, 2005) of the Dr. Scheller subsidiary are enrolled in an unfunded defined benefit pension plan. The granting of a pension requires the fulfilment of a waiting period of 15 years of pensionable time of service.

Dr. Scheller utilizes actuarial methods to account for the pension plan. Inherent in the application of these actuarial methods are the following key assumptions:

Discount rate	4% per annum
Expected rate of salary increases	1.5% per annum
Pension increase	1.5% per annum

The most recent actuarial valuations of plan assets and the present value of the defined benefit obligation were carried out at December 31, 2005 by Kern&Mauch Kollegen Gmh (the Firm of actuaries, registered in Germany). The present value of the defined benefit obligation, the related current service cost and past service cost were measured using the projected unit credit method.

Amounts recognised in income in respect of these defined benefit schemes are as follows:

	Year ended 2005 '000 RUB
Current service cost	2,377
Interest cost	7,327

The amount included in the balance sheet arising from the Group's obligations in respect of its defined benefit retirement benefit schemes is as follows:

	December 31, 2005 '000 RUB	December 31, 2004 '000 RUB
Present value of defined benefit obligations	181,105	-
Fair value of scheme assets	-	-
Deficit in scheme	181,105	-
Unrecognised loss	(7,411)	-
Liability recognized in the balance sheet	**173,694**	**-**

Movements in the present value of defined benefit obligations in the current period were as follows:

	2005 '000 RUB	2004 '000 RUB
Acquisition of Dr. Scheller	180,379	-
Service cost	1,835	-
Interest cost	9,035	-
Actuarial loss	8,901	-
Benefits paid	(9,330)	-
Effect of exchange rate movements	(9,716)	-

Other than the defined benefit scheme liability outlined above, the Group was not liable for any supplementary pensions, post retirement health care, insurance benefits, or retirement indemnities to its current or former employees, as at December 31, 2005 and 2004.

21. OTHER PAYABLES AND ACCRUED EXPENSES

Other payables and accrued expenses consisted of the following at December 31, 2005 and 2004:

	2005 '000 RUB	2004 '000 RUB
Accrued interest	21,244	9,931
Other payables	498,868	68,399
Total	**520,112**	**78,330**

22. SHORT-TERM LOANS

Outstanding short-term credit facilities of the Group as of December 31, 2005 and 2004 consisted of the following:

	Annual Interest rate	2005 '000 RUB	2004 '000 RUB
EBRD loan (USD)	LIBOR*+4.75%	147,853	83,080
Raiffeisenbank Austria loan (USD)	LIBOR+4%	428,000	50,001
Dresdner Bank Göppingen	EONIA**+0.75%	80,950	-
Deutsche Bank – Money market loan	3,85%	68,370	-
Other loans in RUB, USD, EUR, SUM, UAH	19-23%	93,906	-
Financial lease			
Current portions of liability on financial lease (RUB)	13%	34,269	7,305
Total		**1,280,348**	**140,386**

* LIBOR = London interbank offered rate
** EONIA = Euro Overnight Index Average.

23. SHARE CAPITAL

As of December 31, 2005 the Group had 9,752,311 authorised and issued ordinary shares at RUB 70 per share.

In April 2004 the Group issued 1,387,403 new common shares at a par value of RUB 70 per share. Shares were placed at RUB 525 against shareholders pre-emptive rights and RUB 550.62 per share through a public offering.

As of December 31, 2005 dividends for the second half of 2004 in the amount of RUB 83,968 thousand were declared and paid in full.

In 2005 interim dividends for the first 6 months were declared in the amount of RUB 60,270 thousand. The interim dividends per share were RUB 6.18 (USD 0.22).

As of December 31, 2005, the Company was owned 30% by Mr Goryaev (Chief Executive Officer of the Group), 12.93% by Deutsche Bank Trust Company Americas, USA, 6.58% by Skandinaviska Enskilda Banken AB, Sweden, 6.63% by State Street Bank and Trust Company, USA, 4.55% by The Bank of New York, USA, and 39.31% by other shareholders.

24. RELATED PARTY TRANSACTIONS

Trading transactions

The Group has one party related by means of common ownership– LLC "Soyuzspezstroy".

Advances to related parties as of December 31, 2005 and 2004 were as follows:

	2005 '000 RUB	2004 '000 RUB
LLC "Soyuzspezstroy"	37,031	37,570
Total	**37,031**	**37,570**

Purchases from related parties for the years ended December 31, 2005 and 2004 were as follows:

	2005 '000 RUB	2004 '000 RUB
LLC "Soyuzspezstroy"		
Purchase of services	93,644	11,966
Total	**93,664**	**11,966**

Advance to LLC "Soyuzspecstroy" is the advance for building services.

Remuneration of key management personnel

	2005 '000 RUB	2004 '000 RUB
Short-term employee benefits	50,206	37,649
Total	**50,206**	**37,649**

25. SEGMENT REPORTING

2005
Primary

	Cosmetics '000 RUB	Tooth-paste '000 RUB	Household chemical goods '000 RUB	Other '000 RUB	Consolidated '000 RUB
Revenue					
External sales from continuing operations	5,533,272	1,065,378	716,431	835,454	8,150,535
Result					
Segment result from continuing operations	2,851,768	542,129	127,671	292,270	3,813,838
Unallocated corporate expense					(2,908,280)
Operating profit from continuing operations					905,558
Investment revenues					21,561
Other gains and losses					(44,500)
Finance costs					(89,278)
Profit before tax					793,341
Income taxes expense					(85,704)
Profit for the year from continuing operations					707,637
Segment result from discontinued operations					(39,616)
Profit					**668,021**

Other Information

	Cosmetics '000 RUB	Tooth-paste '000 RUB	Household chemical goods '000 RUB	Consolidated '000 RUB
Segment assets	1,673,439	279,611	88,785	2,041,836
Unallocated corporate assets				650,544
Consolidated total assets				**2,692,380**

	Cosmetics '000 RUB	Tooth-paste '000 RUB	Household chemical goods '000 RUB
Depreciation	8,119	16,215	5,960

Secondary

'000 RUB	Sales Revenue by Geographical Market '000 RUB		Carrying Amount of Segment Assets '000 RUB	Additions to PPE and Intangible assets '000 RUB
CIS	6,138,115	CIS	1,395,718	795,382
Europe (primarily Germany)	1,787,507	Germany	1,296,662	87,035
Other (primarily USA and Mongolia)	224,913	Other	-	-
	8,150,535		**2,692,380**	**882,417**

RUB 5.8bn of CIS revenues were achieved in Russia.

2004
Primary

	Cosmetics '000 RUB	Tooth-paste '000 RUB	Household chemical goods '000 RUB	Other '000 RUB	Consolidated '000 RUB
Revenue					
External sales from continuing operations	3,669,744	775,426	722,495	69,971	5,237,636
Result					
Segment result from continuing operations	2,057,929	429,340	140,092	26,634	2,653,995
Unallocated corporate expense					(1,871,900)
Operating profit from continuing operations					782,095
Investment revenues					9,676
Other gains and losses					16,863
Finance costs					(3,368)
Profit before tax					805,266
Income taxes expense					(230,667)
Profit for the year from continuing operations					574,599
Segment result from discontinued operations					(44,399)
Profit					**530,200**

Other Information

	Cosmetics '000 RUB	Tooth-paste '000 RUB	Household chemical goods '000 RUB	Consolidated '000 RUB
Segment assets	529,793	88,522	28,109	646,424
Unallocated corporate assets				205,956
Consolidated total assets				**852,380**

	Cosmetics '000 RUB	Tooth-paste '000 RUB	Household chemical goods '000 RUB
Depreciation	7,654	8,414	8,464

Secondary

'000 RUB	Sales Revenue by Geographical Market 2005		Carrying Amount of Segment Assets '000 RUB	Additions to PPE and Intangible assets '000 RUB
CIS	5,154,544	CIS	852,380	369,684
Other (primarily USA and Mongolia)	83,092	Other	-	-
	5,237,636		**852,380**	**369.684**

RUB 4.1bn of CIS revenues were achieved in Russia.

26. EXPLANATION OF TRANSITIONS TO IFRSS

This is the first year that the company has presented its financial statements under IFRS. The following disclosures are required in the year of transition. The last financial statements under US GAAP were for the year ended December 31, 2004 and the date of transition to IFRS was therefore January 1, 2004.

Reconciliation of equity at December 31, 2004 (the end of the latest period presented under other GAAP):

Note		US GAAP	Effect of transition to IFRSs	IFRSs
	Property, plant and equipment	821,207	31,173	852,380
	Intangible Assets	15,103	(2,542)	12,561
	Financial Assets	2,923	-	2,923
	Total non-current assets	**839,233**	**28,631**	**867,864**
	Trade and other receivables	366,847	-	366,847
	Inventories	1,110,971	37,149	1,148,120
	Other receivables	1,169,895	(81,780)	1,088,114
	Cash and cash equivalents	1,120,316	-	1,120,316
	Total current assets	**3,768,029**	**(44,631)**	**3,723,398**
	Total assets	**4,607,262**	**(16,000)**	**4,591,262**
	Interest bearing loan	350,611	-	350,611
	Trade and other payables	937,458	23,444	960,902
	Current tax liabilities	126,548	-	126,548
	Deferred tax liabilities	55,719	-	55,719
	Total liabilities	**1,470,336**	**23,444**	**1,493,780**
	Total assets less total liabilities	**3,136,926**	**(39,444)**	**3,097,482**
	Total equity	**3,136,926**	**(39,444)**	**3,097,482**

Property, plant and equipment – Property, plant and equipment purchased before December 31, 2002 when the Russian economy was considered to be hyperinflationary, were revalued in accordance with IAS 29 "Financial reporting in Hyperinflationary Economies".

Inventory, other receivables, trade and other payables – Differences result from various reclassifications between these balance sheet groups, as required under IFRS. Differences are also accounted for by prior year errors, the net impact of which was to increase net assets by RUB 8,003 thousand.

Equity – A number of reclassifications were operated in reserves, in accordance with IFRS:

- Indexation of share capital up to 2005, in line with IAS29 "Financial reporting in Hyperinflationary Economies";
- Transfers from capital reserves to retained earnings;
- Transfer from other accumulated comprehensive income to retained earnings.

Reconciliation of equity at January 1, 2004 (the date of transition to IFRS):

Note	US GAAP	Effect of transition to IFRSs	IFRSs
Property, plant and equipment	920,836	(90,227)	830,609
Intangible Assets	12,430	2,542	14,972
Financial Assets	28,070	-	28,070
Total non-current assets	**961,336**	**(87,685)**	**873,651**
Trade and other receivables	379,138	-	379,138
Inventories	1,066,960	-	1,066,960
Other receivables	958,214	-	958,214
Cash and cash equivalents	227,300	-	227,300
Total current assets	**2,631,612**	**-**	**2,631,612**
Total assets	**3,592,948**	**(87,685)**	**3,505,263**
Interest bearing loan	619,250	-	619,250
Trade and other payables	835,654	-	835,654
Current tax liabilities	122,266	-	122,266
Deferred tax liabilities	36,730	-	36,730
Total liabilities	**1,613,900**	**-**	**1,613,900**
Total assets less total liabilities	**1,979,048**	**(87,685)**	**1,891,363**
Total equity	**1,979,048**	**(87,685)**	**1,891,363**

Property, plant and equipment – Property, plant and equipment purchased before December 31, 2002 when the Russian economy was considered to be Hyperinflationary, were revalued in accordance with IAS 29 "Financial reporting in Hyperinflationary Economies".

Equity – A number of reclassifications were operated in reserves, in accordance with IFRS:

- Indexation of share capital up to 2005, in line with IAS29 "Financial reporting in Hyperinflationary economies";
- Transfers from capital reserves to retained earnings;
- Transfer from other accumulated comprehensive income to retained earnings.

Reconciliation of profit and loss for 2004:

Note		US GAAP	Effect of transition to IFRSs	IFRSs
	Revenue	5,262,013	(24,377)	5,237,636
	Cost of sales	(2,645,168)	61,527	(2,583,641)
	Gross profit	**2,616,845**	**37,149**	**2,653,995**
	Administrative expenses	(1,715,840)	(55,132)	(1,770,972)
	Finance income	4,516	-	4,516
	Finance cost	(3,368)	-	(3,368)
	Other income and expenses	(100,506)	-	(100,506)
	Foreign exchange movements	21,602	-	21,602
	Profit before tax	823,249	(17,983)	805,266
	Tax expenses	(230,181)	(486)	(230,667)
	Net profit (loss)	**593,068**	**(18,469)**	**574,599**

The differences between Profit and Loss for 2004 under US GAAP and IFRS are the result of various reclassifications between these balance sheet groups, as required under IFRS, and the correction of prior year errors with a net impact of RUB 8,003 thousand. In addition, differences in depreciation charges result from changes in the valuation of fixed assets.

27. CONTINGENCIES AND OPERATING ENVIRONMENT

Operating environment – The Group's principal business activities are within the Russian Federation, CIS, and Germany. Laws and regulations affecting businesses operating in the Russian Federation and CIS countries are subject to rapid changes and the Group's assets and operations could be at risk due to negative changes in the political and business environment.

Litigation – Legal proceedings were launched by the company Nefis-Cosmetics against the Company. Nefis-Cosmetics is claiming that the Company has made unauthorised commercial use of the "Trimax" trademark, and are seeking compensation of RUB 74.5million as a result. No provisions were made by the Group in respect of this claim; management believe that such claims are without merit, and are unlikely to be successful under Russian law.

Taxation – Tax laws in Russia are subject to frequent changes and varying interpretations. Management's interpretation of such legislation in applying it to business transactions of the Group may be challenged by the relevant regional and federal authorities enabled by law to impose fines and penalties. Recent events within the Russian Federation suggest that the tax authorities are taking a more assertive position in its interpretation of the legislation and assessments and as a result, it is possible that the transactions that have not been challenged in the past may be challenged. Fiscal periods remain open to review by the tax authorities in respect of taxes for the three calendar years preceding the year of tax review. Under certain circumstances reviews may cover longer periods. While the Group believes it has provided adequately for all tax liabilities based on its understanding of the tax legislation, the above facts may create additional financial risks for the Group.

28. RISK MANAGEMENT POLICIES

Management of risk is an essential element of the Group's operations. The main risks inherent to the Group's operations are those related to credit risk exposures, market movements in interest rates and foreign exchange rates. A description of the Group's risk management policies in relation to those risks follows.

Credit risk – The Group is exposed to credit risk which is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Group structures the levels of credit risk it undertakes by placing limits on the amount of risk accepted in relation to one customer, or groups of customers. In addition, the ageing of receivables is monitored periodically by Management.

Currency risk – Currency risk is that the financial results of the Group will be adversely impacted by changes in exchange rates to which the Group is exposed. The Group is exposed to currency risk in respect of its loans outstanding, which are denominated in several currencies.

Interest rate risk – The Group is exposed to some interest rate risk since some of its borrowings and bonds provide for variable interest calculations.

Notification of the material event- "information about the accrued and/or paid proceeds on securities of the issuer"

Full company's name of the issuer and its organizational legal form – ***Open Joint Stock Company Concern "KALINA"***
Place of location of the issuer – ***80, Komsomolskaya str. Yekaterinburg, 620138, Russia***
Identification number of the tax-payer, assigned to the issuer by the fiscal organ – ***6608000083***
Unique code of the issuer assigned by a registering organ - ***30306D***
Code of the material event – ***0630306D10042006***
Internet-site address, used by the issuer for publishing information about material events –***www.kalina.org***
Names of periodicals used by the issuer to publish the information about the material fact : ***"Appendix to Vestnik of the Federal Committee on securities", the newspaper "Zhizn"***
Type, category, series, and other identification signs of securities: ***non-documentary ordinary shares (further- Shares)***
State registration number of securities: ***1-05-30306-D***
Date of the state registration of the issue: ***October, 21,2003***
Registration institution: ***the Federal Committee for Securities market***
Management institution who took the decision to pay(announce) dividends on the Shares: ***The Annual General Meeting of Shareholders***
Date of the resolution : ***April 7, 2006***
Date of the Minutes of general meeting of shareholders: ***April 10, 2006***
The general size of dividends accrued to ordinary shares of the issuer: ***119 953 425 (one hundred nineteen millions nine hundred fifty three four hundred and twenty five) roubles 30 (thirty) kopecks***
Dividend accrued to one ordinary Share of the issuer: ***12 (twelve) roubles 30 (thirty) kopecks***
Way of dividends' payment: ***cash***
The date of termination of the period during which the liability to pay the proceeds on the issuer's securities is to be fulfilled: ***May 8, 2006***
Total dividends paid for the Shares of the issuer: ***0 roubles. The final term has not come yet***

Chief Executive Officer
JSC Concern "Kalina" _______________ Goryayev Timur

Date April, 10 2006

Seal

Information about issuer's acquisition of the participating interest in the charter (share) capital (share fund) of other commercial organization which is not less than 5 percent or amount of ordinary shares of other joint-stock company in the amount not less than 5 percent as well as about changes of such an interest in the amount divisible by 5 percent.

Full trade name of the issuer with form of organization: ***Open Joint-Stock Company Concern "KALINA"***
Place of the issuer's location: ***80, Komsomolskaya St., Yekaterinburg, 620138, Russia***
Issuer's main state registers number: ***1026605387665***
Identification number of the taxpayer, given to the issuer by the fiscal organ: ***6608000083***
Unique code of the issuer given by a registration organ: ***30306-D***
Web site used by the issuer for providing information about important facts: ***www.kalina.org***

Full trade name of the commercial organization participating interest in the charter (share) capital (share fund) (ordinary shares) of which the issuer acquired or in which the said interest of the issuer changed: ***Kalina International SA***

Place of the commercial organization location, participating interest in the charter (share) capital (fund share fund) (ordinary shares) which the issuer acquired or in which the said issuer's interest changed: ***Avenue de L'Avant-Postey, CH -1005, Lausanne, Switzerland***
The issuer's participating interest in the charter (share) capital (share fund) of the said organization before changes: ***0 %***
The issuer's participating interest in the charter (share) capital (share fund) of the said organization after changes: ***100 %***
Date when the issuer's participating share in the charter (share) capital (share fund) of the said organization changed: ***February 21, 2006***

Chief executive Officer of
OJSC Concern "KALINA"

___________ Goryayev T.R.
Signature

Date "21" February 2006

L.S.

NOTIFICATION OF MATERIAL EVENT "INFORMATION ABOUT THE DATES OF THE ISSUER'S REGISTER CLOSING"

Full trade name of the issuer with form of organization: ***Open Joint-Stock Company Concern "KALINA"***
Place of the issuer's location: ***80, Komsomolskaya St., Yekaterinburg, 620138, Russia.***
Identification number of the taxpayer, given to the issuer by the fiscal organ: *6608000083*.
Issuer's main state registers number: *1026605387665*.
Unique code of the issuer given by a registering organ: ***30306-D***.
Code of the important fact: ***0830306D21022006***
Web site used by the issuer for providing information about important facts: ***www.kalina.org***.
Names of printed periodicals used by the issuer for providing information about important facts: ***"Prilozhenie to Vestnic FKZB Rossii", "Zhizn" newspaper.***
Kind, category (type) series and other identification features of the securities: ***ordinary registered non-documentary shares (hereinafter "the shares")***
Date of the state registration: ***October 21, 2003***
Name of the registration body: ***Federal Commission for Securities Market***
State registration number of the securities issue: ***1-05-30306-D***
Purpose for making the list of holders of the personal non-documentary shares: ***The list of persons with the right to participate in the Annual General meeting of shareholders***
Date as of which the list of holders of the personal non-documentary shares is made up: ***February 17, 2006***
Date of making up the minutes of the meeting of the issuer's authorized body, on which the decision about the date of making up the list of holders of personal non-documentary shares was taken: ***Minutes No.28 of the Board of Directors meeting JSC Concern 'KALINA'. The date of making up the minutes is February 21, 2006***

Chief Executive Officer
JSC Concern "KALINA"

Timur Goryayev

Signature

Seal

Date: February 21, 2006

Information about decisions made by the Issuer's Board of Directors (Supervisory Board)

Full trade name of the issuer (non non-profit organization – the name) with the form of organization: ***Open Joint-Stock Company Concern "KALINA"***
Place of the issuer's location: ***80, Komsomolskaya St., Yekaterinburg, 620138, Russia.***
Identification number of the taxpayer, given to the issuer by the fiscal organ: ***6608000083***.
Main state registration number of the issuer: ***1026605387665***
Unique code of the issuer given by a registering organ: ***30306-D***.
Web site used by the issuer for providing information about important facts: ***www.kalina.org***.
Date of the meeting held by the Issuer's Board of Directors (Supervisory Board) at which the corresponding decision was made: ***March 6, 2006***
Date of making up the minutes of the meeting of the Issuer's Board of Directors (Supervisory Board), on which the corresponding decision was made: ***Minutes No. 29 of the Board of Directors meeting of OJSC Concern "KALINA", the date of the Minutes making up is March 6, 2006***

Essence of decision made by the Issuer's Board of Directors (Supervisory Board):

1. To hold an annual general shareholders' meeting on April 7, 2006 at 10-30 a.m. local time. Registration starts at 9-00 a.m. Place of the meeting: OJSC Concern "KALINA" at 80, Komsomolskaya St., Yekaterinburg. Postal address: 80, Komsomolskaya St., Yekaterinburg, Russian Federation, 620138
2. To adopt the following agenda:

1. ***Elections of the accounting commission.***
2. ***Report of the Board of Directors "Results of the joint-stock company's operation in 2005 and outlooks for the year of 2006". Approval of the Annual report, balance sheet, accounts of profit and losses, profit allocation. Opinions of the Inspection Commission and of the auditor.***
3. ***Dividend payment according to the results of the second half of the year 2005. Approval of its sum, way and terms of payment.***
4. ***Election of the Board of Directors.***
5. ***Election of the Inspection Commission.***
6. ***Approval of the auditor of the Company.***

Chief Executive Officer of
OJSC Concern "KALINA"

T.R. Goryayev

Signature

Date: "6" March, 2006

L.S.

Information about the material event –'Resolutions taken by the General meeting'

Full company's name of the issuer and its organizational legal form – ***Open Joint Stock Company Concern "KALINA"***
Place of location of the issuer – ***80, Komsomolskaya st. Ekaterinburg, 620138, Russia***
Identification number of the tax-payer, assigned to the issuer by the fiscal organ – ***6608000083***
Unique code of the issuer assigned by a registering organ - ***30306D***
Code of the material fact – ***1030306D10042006***
Internet-site address, used by the issuer for publishing information about material events – ***www.kalina.org***
Names of periodicals used by the issuer to publish the information about the material fact: ***"Appendix to Vestnik of the Federal Committee on securities", the newspaper "Zhizn"***
Type of the general meeting: ***annual general***
Way of conducting: ***meeting***
The date of holding of the meeting: ***April 7, 2006***
Place of the meeting: ***Russia, Yekaterinburg, Komsomolskaya str., 80, JSC Concern "KALINA"***
The quorum of the general meeting: ***5362834* votes (*i.e. 54,99% from the general number of votes) participated in the meeting***

Questions put to the vote, results of voting and decisions taken by the general meeting:

1. ***Election of the Counting Commission.***

Candidatures proposed for election:

Semchenko Elena Mikhailovna
Gorelik Olga Vasilievna
Filinkova Natalia Yurievna

Results of voting the first question:

For – 4312832 votes
Against – none
Abstinent – 406339 votes

The resolution taken:
"To elect to the Counting Commission the following persons:
Semchenko Elena Mikhailovna
Gorelik Olga Vasilievna
Filinkova Natalia Yurievna".

2. ***Approval of the Annual report, balance sheet, accounts of profits and losses for the year of 2005, Auditors' report"***

Results of voting the second question (cumulative voting):

For – 4542771 votes
Against – 176400
Abstinent - none

The wording of decision on the second decision put to the vote:

"To approve the Annual report, balance sheet, accounts of profits and losses, Auditors' report for the year 2005, as well as to use the net profit 2005 at the sum of 392 297 574 (three hundred ninety two millions two hundred ninety seven thousands five hundred and seventy four) roubles 70 (seventy) kopecks including dividend payment on the results of the first half of the year 2005 at the sum of 60 269 281 (sixty millions two hundred sixty nine two hundred and eighty one) rouble 98 (ninety eight) kopecks. The rest of profit is to pay dividends on results of the second half of the year 2005 at the sum of 119 953 425 (one hundred nineteen millions nine hundred fifty three four hundred and twenty five) roubles 30 (thirty) kopecks."

3. Approval of the sum, way and terms of dividend payment on the results of the second half of the year 2005.

Results of voting the third question:

For - 4719171 votes
Against – none
Abstinent - none

The wording of decision on the third decision put to the vote:

"To approve the dividend payment on the results of the second half of the year 2005 for ordinary shares at the sum of 12 (twelve) roubles 30 (thirty) kopecks per one ordinary share;

- *Payment is to be done in cash;*
- *Payment is to be done within 30 days from the moment of announcing at the meeting "*

4. Election of the Board of Directors.

The following candidatures are proposed for election:

Vasiliev Mikhail Borisovich	*–Head of the NCH Advisors, Inc. representative office in St. Petersburg*
Geller Nikolay Arkadievich	*– Director of Development, JSC Conern 'Kalina'*
Goryaev Timur Rafkatovich	*– Chief Executive Officer, JSC Concern 'Kalina'*
Petrov Alexander Yurievich	*– Chief Financial Officer, JSC Concern 'Kalina'*
Johan Grietsen Hendrik Vreeman	*– Managing Director at Corpoeq B.V., a citizen of the Kingdom of Netherlands*
Reinhold Schlensok	*– member of the Board Dr. Scheller Cosmetics AG, citizen of the Federative Republic of Germany*
Christophe Clave	*– Director of Kalina International SA, a citizen of France*
Mark Alan Bush	*- a citizen of the United States of America, director of the "KIT-Capital" LLC*

Voting results:
"FOR":

Vasiliev Mikhail Borisovich	*– 5138079 votes*
Geller Nikolay Arkadievich	*– 4210200 votes*

Goryaev Timur Rafkatovich – *4251135 votes*
Petrov Alexander Yurievich – *3898712 votes*
Reinhold Schlensok – *3885139 votes*
Johan Grietsen Hendrik Vreeman – *3885639 votes*
Christophe Clave – *3885539 votes*
Mark Alan Bush – *3879748 votes*

The resolution taken: "To elect to the new Board of Directors JSC Concern "KALINA':

Vasiliev Mikhail Borisovich	*–Head of the NCH Advisors, Inc. representative office in St. Petersburg*
Geller Nikolay Arkadievich	*– Director of Development, JSC Conern 'Kalina'*
Goryaev Timur Rafkatovich	*– Chief Executive Officer, JSC Concern 'Kalina'*
Petrov Alexander Yurievich	*– Chief Financial Officer, JSC Concern 'Kalina'*
Johan Grietsen Hendrik Vreeman	*– Managing Director at Corpoeq B.V., a citizen of the Kingdom of Netherlands*
Reinhold Schlensok	*– member of the Board Dr. Scheller Cosmetics AG, citizen of the Federative Republic of Germany*
Christophe Clave	*– Director of Kalina International SA, a citizen of France*

5. *Election of the Inspection Commission.*

Candidates proposed for election:

Kudin Dmitry Petrovich	*– brand director JSC Concern "KALINA"*
Fyodorova Olga Viktorovna	*– auditor- accountant of the Internal Control Department*
Mikhailov Oleg Valerievich	*– Financial Controller JSC Concern "KALINA"*

Voting results:

For -1304762 votes
Against – none
Abstinent – 406339 votes

Votes of the members of the Board of Directors JSC Concern "KALINA" as well as votes of persons holding positions in the managerial bodies of the company were not taken into consideration while counting results on the subject.

The resolution taken by the general meeting:

"To elect to the Inspection Commission
Kudin Dmitry Petrovich
Fyodorova Olga Viktorovna
Mikhailov Oleg Valerievich".

6. *Approval of Company's auditor.*

Results of voting the sixth question:

For - <u>4312832 votes</u>
Against – <u>176400 votes</u>
Abstinent – <u>229939 votes</u>

The wording of the sixth decision taken by the general meeting:
"To approve Closed Joint Stock Company "Ural-Audit" as an auditor of the Company."

The date of making up the Minutes of the annual general meeting: ***April 10, 2006***

Chief Executive Officer ________________ Timur R. Gorayev
JSC Concern 'KALINA' signature
Seal

Date April 10, 2006

Joint Stock Company Concern "Kalina"

JSC Concern "KALINA" 620138, Russia, Ekaterinburg, Komsomolskaya Street 80
TIN 6608000083, settlement account 40702810400100010698, JSC «Uralvneshtorgbank»,
BIK 046577780 , OKPO 00333859, OKONH18131,
Corporate finance +7 343 262-26-85, email: cfininet@kalina.org

MINUTES №1

of the Extraordinary General Meeting of Shareholders JSC Concern "Kalina"

Yekaterinburg April 07, 2006

Place of carrying out:
JSC Concern "Kalina"
Ekaterinburg,
80 Komsomolskaya str.

Time of registration:
Starts: 09:00 a.m.
Ends: 10:20 a.m.

Total votes of shareholders according to list of shareholders are 9752311, including 9752311 voting.
The number of votes participating in general meeting is 5362834 that amounts 54,99%.

Chairman: Johan Vreeman
Secretary: D. A. Argunov

AGENDA:

1. Election of the Counting Commission.
2. The Board of Directors report "Operational results of the year 2005 and outlooks for the year of 2006". Approval of the Annual report, balance, profit and losses accounts, and profit distribution. The Inspection commission and Auditors' opinions.
3. Dividend payment for the second half of the year 2005. Approval of its size, way and terms of payment.
4. Election of the Board of Directors.
5. Election of the Inspection commission.
6. Approval of the Company's auditor.

In compliance with the Regulation of the Federal Committee for Securities of the Russian Federation dated May 31, 2002 No 17/ps "On approval of the By-law on additional requirements to the way of preparing, calling and holding the general meeting of shareholders" the meeting was postponed for one hour due to the fact that as of 10-30 a.m. there was no quorum at the meeting.

At 11-30 a.m. the meeting was opened by the Chairman of the Board of Directors Mr. Johan Vreeman who proposed Dmitry Argunov, a secretary of the Board of Directors, as a secretary of the meeting in order to keep the Minutes.
Elected unanimously.

The agenda was being approved.

Permission to speak is given to Semchenko E. M., the chairman of the previous Counting commission, who informed the shareholders about the way the ballot-papers should be filled in.

On the first issue Johan Vreeman was listened to. He informed the meeting that due to power termination of the Counting Commission, elected on the Annual meeting of shareholders JSC Concern "KALINA" on 20h April 2005, the meeting is to elect the new membership of the Counting Commission.

Johan Vreeman proposed three members for election to the Counting Commission for a term of one year. Personally:

- Semchenko Elena Mikhailovna
- Gorelik Olga Vasilievna
- Filinkova Natalia Yurievna

Voting results:
FOR - 4312832 votes
AGAINST - none
ABSTINENT - 406339

Elected by the majority of votes.

On the second issue permission to speak is given to:

Petrov A.Yu.- Chief Financial Officer (report is included);
Babina T.G. – Chief accountant (report and auditors' conclusion are attached);
Kudin D.P. – Chairman of the Inspection commission (inspection commission report is attached).

There were no questions to the speakers.

It is offered to vote the following decision:
"To approve the Annual report, balance sheet, accounts of profits and losses, Auditors' report for the year 2005, as well as to use the net profit 2005 at the sum of 392 297 574 (three hundred ninety two millions two hundred ninety seven thousands five hundred and seventy four) roubles 70 (seventy) kopecks including dividend payment on the results of the first half of the year 2005 at the sum of 60 269 281 (sixty millions two hundred sixty nine two hundred and eighty one) rouble 98 (ninety eight) kopecks.
The rest of profit should be used for paying dividends on results of the second half of the year 2005 at the sum of 119 953 425 (one hundred nineteen millions nine hundred fifty three four hundred and twenty five) roubles 30 (thirty) kopecks".

Results of voting the second question (cumulative voting):
For – 4542771 votes
Against – 176400
Abstinent - none

The wording of decision on the second decision put to the vote:

"To approve the Annual report, balance sheet, accounts of profits and losses, Auditors' report for the year 2005, as well as to use the net profit 2005 at the sum of 392 297 574 (three hundred ninety two millions two hundred ninety seven thousands five hundred and seventy four) roubles 70 (seventy) kopecks including dividend payment on the results of the first half of the year 2005 at the sum of 60 269 281 (sixty millions two hundred sixty nine two hundred and eighty one) rouble 98 (ninety eight) kopecks. The rest of profit is to pay dividends on results of the second half of the year 2005 at the sum of 119 953 425 (one hundred nineteen millions nine hundred fifty three four hundred and twenty five) roubles 30 (thirty) kopecks."

On the third issue it was listened to Johan Vreeman who put to consideration of the meeting recommendations of the Board of Directors to pay dividends for the second half of the year of 2005 at the sum of 12 roubles 30 kopecks per one ordinary share.

It is offered to vote the following decision:

"- To approve the dividend payment for the second half of the year of 2005 at the sum of 12 (twelve) roubles 30 (thirty) kopecks per one ordinary share.
- to do payments in cash.
- to do payments within 30 days from the moment of announcing at the meeting."

Voting results:

FOR-	<u>4719171 votes</u>
AGAINST –	<u>none</u>
ABSTINENT -	<u>none</u>

The decision taken:

"- To approve the dividend payment for the second half of the year of 2005 at the sum of 12 (twelve) roubles 30 (thirty) kopecks per one ordinary share.
- to do payments in cash.
- to do payments within 30 days from the moment of announcing at the meeting."

On the fourth issue Johan Vreeman informs the meeting about the election of the Board of Directors and proposes the following candidates for election:

Vasiliev Mikhail Borisovich	–Head of the NCH Advisors, Inc. representative office in St. Petersburg
Geller Nikolay Arkadievich	– Director of Development, JSC Conern 'Kalina'
Goryaev Timur Rafkatovich	– Chief Executive Officer, JSC Concern 'Kalina'
Petrov Alexander Yurievich	– Chief Financial Officer, JSC Concern 'Kalina'
Johan Grietsen Hendrik Vreeman	– Managing Director at Corpoeq B.V., a citizen of the Kingdom of Netherlands
Reinhold Schlensok	– member of the Board Dr. Scheller Cosmetics AG, citizen of the Federative Republic of Germany
Christophe Clave	– Director of Kalina International SA, a citizen of France

Mark Alan Bush - a citizen of the United States of America, director of the "KIT-Capital" LLC

After discussion the question was put to vote.

Voting results:

"FOR":

Vasiliev Mikhail Borisovich	– 5138079 votes
Geller Nikolay Arkadievich	– 4210200 votes
Goryaev Timur Rafkatovich	– 4251135 votes
Petrov Alexander Yurievich	– 3898712 votes
Reinhold Schlensok	– 3885139 votes
Johan Grietsen Hendrik Vreeman	– 3885639 votes
Christophe Clave	– 3885539 votes
Mark Alan Bush	– 3879748 votes

The decision taken: " To elect to the new Board of Directors JSC Concern 'KALINA'

Vasiliev Mikhail Borisovich	–Head of the NCH Advisors, Inc. representative office in St. Petersburg
Geller Nikolay Arkadievich	– Director of Development, JSC Conern 'Kalina'
Goryaev Timur Rafkatovich	– Chief Executive Officer, JSC Concern 'Kalina'
Petrov Alexander Yurievich	– Chief Financial Officer, JSC Concern 'Kalina'
Johan Grietsen Hendrik Vreeman	– Managing Director at Corpoeq B.V., a citizen of the Kingdom of Netherlands
Reinhold Schlensok	– member of the Board Dr. Scheller Cosmetics AG, citizen of the Federative Republic of Germany
Christophe Clave	– Director of Kalina International SA, a citizen of France

On the fifth issue it was listened to Johan Vreeman who proposed for election to the Inspection Commission the following candidates:

Kudin Dmitry Petrovich	- brand director JSC Concern "KALINA"
Fyodorova Olga Viktorovna	- accountant-auditor of the internal Control department JSC Concern "KALINA"
Mikhailov Oleg Valerievich	– Financial Controller JSC Concern "KALINA"

After discussion and answering questions the following decision was put to vote:" To elect the above mentioned candidates to the Inspection Commission".

Voting results:

For -1304762 votes
Against – none
Abstinent – 406339 votes

Votes of the members of the Board of Directors JSC Concern "KALINA" as well as votes of persons holding positions in the managerial bodies of the company were not taken into consideration while counting results on the subject.

The decision taken: "To elect to the Inspection commission:
Kudin Dmitry Petrovich
Fyodorova olga Viktorovna
Mikhailov Oleg Valerievich".

On the sixth issue it was listened to Johan Vreeman who, on behalf of the Board of Directors, offered to approve CJSC Audit-centre "Ural-Audit" as the auditor of the Company.

The following question was put to vote:
"To approve CJSC "Audit centre"Ural-Audit"" as the auditor of the company."

Voting results:

For - 4312832 votes
Against – 176400 votes
Abstinent – 229939 votes

The decision taken:
"To approve CJSC "Audit centre "Ural Audit"" as the auditor of the Company.

The agenda is concluded.

The Meeting is announced to be closed. It is offered to hand in the voting papers to the Counting Committee.

Chairman of the meeting: /Johan Vreeman/

Secretary of the Meeting: /Argunov D.A./

Date of drawing up the minutes: 10.04.2006

КАЛИНА
КОНЦЕРН

RECEIVED
2006 JUN -8 P 3:50
OFFICE OF INTERNATIONAL CORPORATE FINANCE

10.03.2006
press-release

JSC Concern "KALINA" announced 2005 financial results according to Russian Accounting Standards.

March 10, 2006. Today the largest Russian perfumery and cosmetics manufacturer JSC Concern "KALINA" has announced financial results of the year 2005, prepared according to the Russian Standards of Accounting. Sales and gross profit, according to the results of the year, reached 6339, 1 mln rubles and 2975, 2 mln rubles respectively. As compared to the year 2004 the sales and gross profit of 'KALINA" increased by 22, 00 % and 19, 04 % respectively.
Further you can find some of the non-consolidated non-audited Russian financial statements for the year 2005 as compared to the year 2004. The full details of the company's financial statements you can find on the web-site of the Concern:www.kalina.org.

Thousand rub	2005	2004	Variance, %
Sales	6339138	5196060	+22,00
Gross profit	**2975874**	**2500002**	**+19,04**
Percentage to sales, %	*46,9%*	*48,1%*	

About the company. JSC concern "Kalina "is one of the leading Russian perfumery and cosmetics producers. The leading brands of the company are "Black Pearl", "Clean Line" and "MIA" among the skin-care products, "32", "Forest Balsam"- on the mouth-care market, 'Angelica Varum" - among perfumes.

Concern "Kalina" consists of the parent enterprise in Ekaterinburg, Omskiy factory of detergents, subsidiary "Pallada Ukraine" (Ukraine), "Novoplast", Kalina Overseas Holding B. V. (Netherlands), Kalina international SA (Switzerland).Concern owns a controlling stake of the German cosmetics and perfumery manufacturer Dr. Scheller Cosmetics AG.

Further information you may get from the press-secretary of the JSC Concern 'Kalina"- Kazantsev Sergey, tel./fax.(343) 365 83 06, e-mail: pressa@kalina.org.

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of JSC Concern "Kalina" (the "Company"), as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as "expect," "believe," "anticipate," "estimate," "intend," "will," "could," "may" or "might" the negative of such terms or other similar expressions. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to reflect events and circumstances occurring after the date of this press release and to reflect the occurrence of unanticipated events. We refer you to the documents the Company files from time to time with the Federal Service for the Financial Markets. These documents contain and identify important factors that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, our competitive environment, dependence on new product development, rapid market change, acquisition strategy, risks associated with operating in Russia, volatility of stock price, financial risk management, and future growth subject to risks.

Not for distribution in the United States.

This press release is not an offer or solicitation of an offer of securities by Concern "Kalina" or any other entity for the purchase or sale of any securities nor does it constitute an offer or solicitation to any person in any jurisdiction where solicitation would be unlawful. Securities may not be offered or sold in the United States absent registration with the United States Securities and Exchange Commission or an exemption from registration.

This announcement is only for circulation to persons to whom it may lawfully be issued in circumstances in which Section 21(1) of the Financial Services and Markets Act 2000 does not apply to the Company.

КАЛИНА
КОНЦЕРН

10.03.2006
press-release

JSC Concern Kalina's rating was raised to "ruA -"

On March 9, 2006 Standard&Poor's company announced about rise in its Russia national scale long-term credit corporate rating on JSC Concern "KALINA", Russia's largest cosmetics and personal care products manufacturing company, to 'ruA-' from 'ruBBB+' as a result of favorable dynamics of the operational activity indices, maintenance of moderate financial risk of the company.
As the credit analysts of Standard & Poor's Lorenzo Sliusarev believes -"Rise in rating reflects KALINA's ability to grow its operations, maintain strong market shares in its key segments of Russia's very dynamic and increasingly competitive cosmetics and personal care products market. In addition, despite aggressive growth, Kalina, managed to preserve positive operating profitability trend and preserve moderate exposure to financial risk."

History of long-term national scale rating.

01.07.2004- ruBBB+
23.03.2004- ruBBB
19.11.2003- ruBBB
04.02.2003- ru BBB-
31.01.2002 – ruBB+

About the company. JSC concern "Kalina "is one of the leading Russian perfumery and cosmetics producers. The leading brands of the company are "Black Pearl", "Clean Line" and "MIA" among the skin-care products, "32", "Forest Balsam"- on the mouth-care market, 'Angelica Varum" - among perfumes.

Concern "Kalina" consists of the parent enterprise in Ekaterinburg, Omskiy factory of detergents, subsidiary "Pallada Ukraine" (Ukraine), "Novoplast", Kalina Overseas Holding B. V. (Netherlands), Kalina international SA (Switzerland).Concern owns a controlling stake of the German cosmetics and perfumery manufacturer Dr. Scheller Cosmetics AG.

Further information you may get from the press-secretary of the JSC Concern 'Kalina"- Kazantsev Sergey, tel./fax.(343) 365 83 06, e-mail: pressa@kalina.org.

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of JSC Concern "Kalina" (the "Company"), as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as "expect," "believe," "anticipate," "estimate," "intend," "will," "could," "may" or "might" the negative of such terms or other similar expressions. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to reflect events and circumstances occurring after the date of this press release and to reflect the occurrence of unanticipated events. We refer you to the documents the Company files from time to time with the Federal Service for the Financial Markets. These documents contain and identify important factors that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, our competitive environment, dependence on new product development, rapid market change, acquisition strategy, risks associated with operating in Russia, volatility of stock price, financial risk management, and future growth subject to risks.

Not for distribution in the United States.

This press release is not an offer or solicitation of an offer of securities by Concern "Kalina" or any other entity for the purchase or sale of any securities nor does it constitute an offer or solicitation to any person in any jurisdiction where solicitation would be unlawful. Securities may not be offered or sold in the United States absent registration with the United States Securities and Exchange Commission or an exemption from registration.

This announcement is only for circulation to persons to whom it may lawfully be issued in circumstances in which Section 21(1) of the Financial Services and Markets Act 2000 does not apply to the Company

press-release

Board of Directors JSC Concern "KALINA" took resolution to recommend to the Annual general meeting of shareholders approving dividends according to results of the second half of the year 2005 at the sum of 12 rub. 30 kop. per one ordinary share.

The Board of Directors JSC Concern "KALINA" approved the date and the agenda of the Annual general meeting of shareholders. The Annual general meeting of shareholders will take place on April 7, 2006 at 10:30 a.m. local time at JSC Concern "KALINA", Yekaterinburg, Komsomolskaya str., 80.

Agenda:

1. Election of the Counting Commission.
2. Report of the Board of Directors "Performance results of the joint stock Company in 2005 and outlooks for 2006". Approval of the Company Annual report, the Company balance sheet, profit and losses account and profit distribution.
3. Dividend payment according to results of the second half of the year 2005. Approval of the size, terms and way of dividend payment.
4. Election of the Board of Directors.
5. Election of the Inspection Commission.
6. Approval of the Company's Auditor.

The Board of Directors JSC Concern "KALINA" also took resolution to recommend the Annual general meeting of shareholders JSC Concern "KALINA" to approve dividend payment according to results of the second half of the year 2005 at the sum of 12(twelve) rubles 30(thirty) kopecks per one ordinary share.
Taking into account the interim dividend payment according to results of the first half of the year 2005 at the sum of 6(six) rubles 18 (eighteen) kopecks per one ordinary share the aggregate amount of the dividend payment 2005 will account for 18 (eighteen) rubles 48 (forty eight) kopecks per one ordinary share..
Annual general meeting pf shareholders was also recommended to approve doing dividend payment in cash within 30 days after approval at the meeting.

About the company. JSC concern "Kalina "is one of the leading Russian perfumery and cosmetics producers. The leading brands of the company are "Black Pearl", "Clean Line" and "MIA" among the skin-care products, "32", "Forest Balsam"- on the mouth-care market, 'Angelica Varum" - among perfumes.

Concern "Kalina" consists of the parent enterprise in Ekaterinburg, Omskiy factory of detergents, subsidiary "Pallada Ukraine" (Ukraine), "Novoplast", Kalina Overseas Holding B. V. (Netherlands), Kalina international SA (Switzerland).Concern owns a controlling stake of the German cosmetics and perfumery manufacturer Dr. Scheller Cosmetics AG.

Further information you may get from the press-secretary of the JSC Concern 'Kalina"- Kazantsev Sergey, tel./fax.(343) 365 83 06, e-mail: pressa@kalina.org.

only predictions and that actual events or results may differ materially. We do not intend to update these statements to reflect events and circumstances occurring after the date of this press release and to reflect the occurrence of unanticipated events. We refer you to the documents the Company files from time to time with the Federal Service for the Financial Markets. These documents contain and identify important factors that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, our competitive environment, dependence on new product development, rapid market change, acquisition strategy, risks associated with operating in Russia, volatility of stock price, financial risk management, and future growth subject to risks.

Not for distribution in the United States.

This press release is not an offer or solicitation of an offer of securities by Concern "Kalina" or any other entity for the purchase or sale of any securities nor does it constitute an offer or solicitation to any person in any jurisdiction where solicitation would be unlawful. Securities may not be offered or sold in the United States absent registration with the United States Securities and Exchange Commission or an exemption from registration.

This announcement is only for circulation to persons to whom it may lawfully be issued in circumstances in which Section 21(1) of the Financial Services and Markets Act 2000 does not apply to the Company

21.03.2006
For immediate publication

OJSC Concern "KALINA" publishes its IFRS financial results for 2005.

March 21, 2006. Concern "KALINA," one of Russia's largest perfumery and cosmetics producers, today announces its IFRS financial results for the year 2005.

Sales and net profits of the Company in 2005 were $288.1 mln and $22.9 mln, respectively, an increase of 58.5% and 24.5% compare with 2004.

In 2005 we acquired a controlling stake in German cosmetics manufacturer Dr.Scheller Cosmetics AG. Our results for 2005 include the results of operations of Dr.Scheller Cosmetics AG from the date of acquisition, *i.e.* for the second quarter of 2005.

The following table sets forth certain financial highlights of the Company's activity for the years 2005 and 2004. The Company's full IFRS consolidated financial reports are available on the Company's web-site at www.kalina.org.

Financial Results (US GAAP)

Million US dollars	2005	2004	% Change
Sales	**288.1**	**181.8**	**+58.5%**
Gross profit	**134.8**	**92.1**	**+46.4%**
percentage of sales (%)	*46.8%*	*50.7%*	-
Commercial and administration expense	***(102.9)***	***(65.1)***	***+58.1%***
Operating income	**32.0**	**27.0**	**+18.5%**
percentage of sales (%)	*11.1%*	*14.9%*	-
Net income	**22.9**	**18.4**	**+24.5%**
percentage of sales (%)	*8.0%*	*10.1%*	-
EBITDA*	**40,5**	**29,1**	**+39,2%**
percentage of sales (%)	*14,1%*	*16,0%*	-

*EBITDA – earning (loss) before interests, taxes, amortization and depreciation

The increase in the Company's profits is due to the growth of the Russian perfumery and cosmetics market as a whole as well as an improvement in our product mix, with branded goods representing an increasing proportion of our sales. The share of branded products in our sales in 2005 was 77.4% compared to 71.8% in 2004. The total increase in revenue is also a result of consolidation of Dr.Scheller Cosmetics results starting from the second quarter of 2005 as well as 22% organic sales growth in Russia and the CIS countries. At that the organic sales growth is more than twice faster than the market growth (10.7% according to *Euromonitor* forecast) and net profit of the company increases even faster than organic sales growth.

The Company continues to hold a leading position in the national cosmetic market due to the popularity of its brands, strong marketing initiatives and the high quality of its products. In particular, we maintained its strong market positions in the skin care and oral care segments during 2005. According to ACNielsen, our market share in the skin care segment at the end of December 2005 was 34.9% in volume terms and our market share in the oral care segment at the end of December 2005 was 10.6% in volume terms.

KALINA also has one of the largest and most effective distribution networks on the Russian consumer market with 214 dealers, including 147 in Russia, 30 in Ukraine and 37 in other CIS countries. The Company's products are sold at over 81,700 retail outlets in over 220 cities and towns of Russia and the CIS countries.

About the company. JSC concern "Kalina "is one of the leading Russian perfumery and cosmetics producers. The leading brands of the company are "Black Pearl", "Clean Line" and "MIA" among the skin-care products, "32", "Forest Balsam"- on the mouth-care market, 'Angelica Varum" - among perfumes.

Concern "Kalina" consists of the parent enterprise in Ekaterinburg, Omskiy factory of detergents, subsidiary "Pallada Ukraine" (Ukraine), "Novoplast", Kalina Overseas Holding B. V. (Netherlands), Kalina international SA (Switzerland).Concern owns a controlling stake of the German cosmetics and perfumery manufacturer Dr. Scheller Cosmetics AG.

Further information you may get from the press-secretary of the JSC Concern 'Kalina"- Kazantsev Sergey, tel./fax.(343) 365 83 06, e-mail: pressa@kalina.org.

КАЛИНА
КОНЦЕРН

10.04.2006
press-release

JSC Concern 'KALINA' has held the annual meeting of shareholders

10 April 2006, Ekaterinburg. On April 7, 2006 JSC Concern "KALINA" held the annual general meeting of shareholders. The shareholders approved the Annual report, balance sheet, accounts of profits and losses, auditors' report for the year 2005.

The meeting of shareholders approved the dividend payment according to results of the second half of the year 2005 at the sum of 12 roubles 30 kopecks per one ordinary share. The payment will be done in cash within 30 days from the moment of announcing at the meeting.

As a result of voting eight candidates proposed for seven positions in the Board of Directors the following persons were elected:

Vasiliev Mikhail Borisovich	–Head of the NCH Advisors, Inc. representative office in St. Petersburg
Geller Nikolay Arkadievich	– Director of Development, JSC Conern 'Kalina'
Goryaev Timur Rafkatovich	– Chief Executive Officer, JSC Concern 'Kalina'
Petrov Alexander Yurievich	– Chief Financial Officer, JSC Concern 'Kalina'
Johan Grietsen Hendrik Vreeman	– Managing Director at Corpoeq B.V., a citizen of the Kingdom of Netherlands
Reinhold Schlensok	– member of the Board Dr. Scheller Cosmetics AG, citizen of the Federative Republic of Germany
Christophe Clave	– Director of Kalina International SA, a citizen of France

To the Inspection commission were elected : Kudin Dmitry Petrovich – brand director JSC Concern "KALINA", Fyodorova Olga Viktorovna – auditor- accountant of the Internal Control Department, Mikhailov Oleg Valerievich – Financial Controller JSC Concern "KALINA".

Closed Joint Stock Company "Ural-Audit" was approved as an auditor of the Company.

The meeting was conducted by the Chairman of the Board of directors Mr. Johan Vreeman. Total votes of shareholders according to list of shareholders are 9752311, including 9752311 voting. The number of votes participating in general meeting is 5362834 that amounts to 54, 99%. The date of register of closing was February 17, 2006.

Note. Concern pays dividends annually starting from 1992 when it was reorganized into the joint stock company. The sum and terms of dividend payment are determined by the General Meeting of shareholders. According to the results of the first half of the year 2005 the dividend payment accounted for 6,18 roubles per one ordinary share with a 70-rouble nominal value. On the results of 2004 there were paid dividends at the sum of 12, 36 per one ordinary share with a 70-ruble nominal value. (The interim dividends for the first half 2004 accounted for 3, 75 rubles and – 8, 61 rubles per share for the second half 2004). On the results of the year 2003 there were paid dividends at the sum of 7, 5 rubles per ordinary share (interim for the first half of the year 2003 at the sum of 2 rubles per share and 5, 5 rubles for the second half of the year 2003). On the results of the year 2002 dividend payment amounted to 2 rubles per share, in 2001- 1 ruble, in 2000 – 0, 5 ruble.

About the company. JSC concern "Kalina "is one of the leading Russian perfumery and cosmetics producers. The leading brands of the company are "Black Pearl", "Clean Line" and "MIA" among the skin-care products, "32", "Forest Balsam"- on the mouth-care market, 'Angelica Varum" - among perfumes.

Concern "Kalina" consists of the parent enterprise in Ekaterinburg, Omskiy factory of detergents, subsidiary "Pallada Ukraine" (Ukraine), "Novoplast", Kalina Overseas Holding B. V. (Netherlands), Kalina International SA (Switzerland).Concern owns a controlling stake of the German cosmetics and perfumery manufacturer Dr. Scheller Cosmetics AG.

Further information you may get from the press-secretary of the JSC Concern 'Kalina"- Kazantsev Sergey, tel./fax.(343) 365 83 06, e-mail: pressa@kalina.org.

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of JSC Concern "Kalina" (the "Company"), as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as "expect," "believe," "anticipate," "estimate," "intend," "will," "could," "may" or "might" the negative of such terms or other similar expressions. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to reflect events and circumstances occurring after the date of this press release and to reflect the occurrence of unanticipated events. We refer you to the documents the Company files from time to time with the Federal Service for the Financial Markets. These documents contain and identify important factors that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, our competitive environment, dependence on new product development, rapid market change, acquisition strategy, risks associated with operating in Russia, volatility of stock price, financial risk management, and future growth subject to risks.

Not for distribution in the United States.

This press release is not an offer or solicitation of an offer of securities by Concern "Kalina" or any other entity for the purchase or sale of any securities nor does it constitute an offer or solicitation to any person in any jurisdiction where solicitation would be unlawful. Securities may not be offered or sold in the United States absent registration with the United States Securities and Exchange Commission or an exemption from registration.

This announcement is only for circulation to persons to whom it may lawfully be issued in circumstances in which Section 21(1) of the Financial Services and Markets Act 2000 does not apply to the Company